Exhibit 99.2

Interim Financial Statements of
(Unaudited)

ACASTI PHARMA INC.

For the three-month periods ended May 31, 2014 and 2013

ACASTI PHARMA INC.
Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

Financial Statements

Interim Statements of Financial Position	1

Interim Statements of Earnings and Comprehensive Earnings	2

Interim Statements of Changes in Equity	3

Interim Statements of Cash Flows	4

Notes to Interim Financial Statements	5

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

ACASTI PHARMA INC.
Interim Statements of Financial Position
(Unaudited)

As at May 31, 2014 and February 28, 2014

	May 31,	February 28,
	2014	2014

Assets

Current assets:
Cash	$211,224	$675,490
Short-term investments	22,728,612	23,025,951
Trade and other receivables	713,877	919,371
Receivable from corporation under common control	49,658	49,658
Receivable from parent corporation	–	47,140
Tax credits receivable	152,527	134,120
Inventories	293,842	261,431
Prepaid expenses	432,837	703,497
	24,582,577	25,816,658

Equipment	38,027	38,941
Intangible asset	19,203,477	19,776,204

Total assets	$43,824,081	$45,631,803

Liabilities and Equity

Current liabilities:
Trade and other payables	$1,684,349	$1,170,828
Payable to parent corporation (note 7 (b))	213,012	–
	1,897,361	1,170,828

Derivative warrant liabilities (note 4 (d))	6,546,987	11,181,475
Total liabilities	8,444,348	12,352,303

Equity:
Share capital (note 4 (a))	61,077,307	61,027,307
Warrants (note 4 (d))	406,687	406,687
Contributed surplus	4,195,399	3,501,587
Deficit	(30,299,660)	(31,656,081)
Total equity	35,379,733	33,279,500

Commitments and contingencies (note 6)
Subsequent event (note 9)

Total liabilities and equity	$43,824,081	$45,631,803

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Earnings and Comprehensive Earnings
(Unaudited)

Three-month periods ended May 31, 2014 and 2013

	May 31,	May 31,
	2014	2013

Revenue from sales	$56,073	$6,388
Cost of sales	(26,031)	(1,902)
Gross profit	30,042	4,486

General and administrative expenses	(1,781,829)	(1,203,439)
Research and development expenses, net of tax credits of $18,407 (2013 - $51,201)	(1,218,993)	(778,627)
Results from operating activities	(2,970,780)	(1,977,580)

Finance income (note 4 (b))	4,662,558	10,222
Finance costs	(706)	(874)
Foreign exchange (loss) gain	(334,651)	3,124
Net finance income	4,327,201	12,472

Net earnings (loss) and total comprehensive income (loss) for the period	$1,356,421	$(1,965,108)

Basic and diluted earnings (loss) per share	$0.01	$(0.03)

Weighted average number of shares outstanding - basic	105,868,701	73,163,503
Weighted average number of shares outstanding – diluted	106,847,200	73,163,503

See accompanying notes to unaudited interim financial statements

ACASTI PHARMA INC.
Interim Statements of Changes in Equity
(Unaudited)

Three-month periods ended May 31, 2014 and 2013

	Share capital			Contributed
	Number	Dollar	Warrants	surplus	Deficit	Total

Balance, February 28, 2014	105,862,179	$61,027,307	$406,687	$3,501,587	$(31,656,081)	$33,279,500

Net earnings and total comprehensive income for the period	–	–	–	–	1,356,421	1,356,421
	105,862,179	61,027,307	406,687	3,501,587	(30,299,660)	34,635,921

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 5)	–	–	–	693,812	–	693,812
Share options exercised (note 5)	200,000	50,000	–	–	–	50,000
Total contributions by and distribution to owners	200,000	50,000	–	693,812	–	743,812

Balance at May 31, 2014	106,062,179	$61,077,307	$406,687	$4,195,399	$(30,299,660)	$35,379,733

Balance, February 28, 2013	73,107,538	$28,922,710	$406,687	$438,711	$(20,044,432)	$9,723,676

Net loss and total comprehensive loss for the period	–	–	–	–	(1,965,108)	(1,965,108)
	73,107,538	28,922,710	406,687	438,711	(22,009,540)	7,758,568

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 5)	–	–	–	540,930	–	540,930
Warrants exercised (note 4)	67,500	16,875	–	–	–	16,875
Share options exercised (note 5)	13,750	3,438	–	–	–	3,438
Total contributions by and distribution to owners	81,250	20,313	–	540,930	–	561,243

Balance at May 31, 2013	73,188,788	$28,943,023	$406,687	$979,641	$(22,009,540)	$8,319,811

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Cash Flows
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

	May 31,	May 31,
	2014	2013

Cash flows from operating activities:
Net earnings (loss) for the period	$1,356,421	$(1,965,108)
Adjustments:
Depreciation of equipment	914	1,483
Amortization of intangible asset	581,467	164,286
Stock-based compensation	693,812	540,930
Net finance income	(4,327,201)	(12,472)
Realized foreign exchange loss	(5,282)	(996)
	(1,699,869)	(1,271,877)

Changes in non-cash operating working capital items:
Trade and other receivables	205,494	(152,615)
Inventories	(32,411)	4,621
Tax credits receivable	(18,407)	(51,201)
Prepaid expenses	270,660	(26,536)
Receivable from parent corporation	47,140	–
Trade and other payables	513,521	(68,954)
Payable to parent corporation	213,012	424,545
Royalties payable to parent corporation	–	202,860
	1,199,009	332,720

Net cash used in operating activities	(500,860)	(939,157)

Cash flows from investing activities:
Interest received	20,588	96,399
Acquisition of intangible assets	(8,740)	(22,418)
Acquisition of short-term investments	(520,086)	(3,000,000)
Maturity of short-term investments	500,000	3,500,000
Net cash (used in) from investing activities	(8,238)	573,981

Cash flows from financing activities:
Proceeds from exercise of warrants and options	50,000	20,313
Interest paid	(165)	(874)
Net cash from financing activities	49,835	19,439

Foreign exchange (loss) gain on cash held in foreign currencies	(5,003)	4,120
Net decrease in cash	(464,266)	(341,617)

Cash, beginning of period	675,490	1,196,568

Cash, end of period	$211,224	$854,951

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

1.      Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)).  The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec,      H7T 0A3. The Corporation is a subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”) (the Corporation, the parent and NeuroBioPharm Inc., a sister corporation, collectively referred to as the “group”).

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill.  The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans.  Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception.  To date, the Corporation has financed its operations through public offering and private placement of common shares, proceeds from exercises of warrants, rights and options and research tax credits.  To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

2.      Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited annual financial statements. Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS has been omitted or condensed. Accordingly the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended February 28, 2014.

The financial statements were authorized for issue by the Board of Directors on July 15, 2014.

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is initially measured at fair value (note 5); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (note 4 (b)).

(c)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

2.      Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired.

•
The use of the going concern basis of preparation of the financial statements.  At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (note 4) and stock-based compensation (note 5).

•	Allocation of shared costs amongst the Neptune group companies (note 7).

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.      Significant accounting policies:

The accounting policies and basis of measurement applied in these interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended February 28, 2014.

New standard and interpretation not yet adopted:

Financial instruments:

IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

4.      Capital and other components of equity

(a)    Share capital:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares, voting (one vote per share), participating and without par value

➢
Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions. 1

➢
Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions. 1

➢
Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares.  Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions. 1

1 None issued and outstanding

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

4.      Capital and other components of equity (continued):

(a)    Share capital (continued):

Issued and outstanding:

	Class A shares (classified as equity)

	Number outstanding	Amount

Balance May 31, 2014	106,062,179	$61,077,307
Balance February 28, 2014	105,862,179	61,027,307

(b)	Public offering:

On December 3, 2013, the Corporation closed a public offering issuing 18,400,000 units of Acasti (“Units”) at a price of US$1.25 per Unit for gross proceeds of $24,492,700 (US$23,000,000).  Each Unit consists of one Class A share and one Common Share purchase warrant (“Warrant”) of Acasti.  Each Warrant entitles the holder to purchase one Class A share at an exercise price of US$1.50, subject to adjustment, at any time until December 3, 2018.

The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The proceeds of the offering are required to be split between the Derivative warrant liabilities and the equity-classified Class A share at the time of issuance of the Units. The fair value of the Derivative warrant liabilities at the time of issuance was determined to be $10,674,045 and the residual of the proceeds was allocated to the Class A share.  Total issue costs related to this transaction amounted to $2,539,500.  The issue costs have been allocated between the Warrants and Class A shares based on relative value.  The portion allocated to the Warrants was recognized in finance costs whereas the portion allocated to Class A shares was recognized as a reduction to share capital.

The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	May 31, 2014	February 28, 2014

Exercise price	US$1.50	US$1.50
Share price	$0.87	$1.27
Dividend	–	–
Risk-free interest	1.36%	1.41%
Estimated life	4.51 years	4.76 years
Expected volatility	70.27%	66.47%

The fair value of the Warrants issued was determined to be $0.36 per warrant as at May 31, 2014 ($0.61 per warrant as at February 28, 2014).  Changes in the fair value of the Warrants are recognized in finance income (gain of $4,634,488 for the three-month period ended May 31, 2014, nil for comparative period in 2013).

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

4.      Capital and other components of equity (continued):

(c)	Private placement 2014:

On February 7, 2014, the Corporation closed a private placement financing for gross proceeds of $2,150,000 from The Fiera Capital QSSO II Investment Fund Inc. for 1,616,542 Units at $1.33 per Unit. Each Unit consists of one Class A share and one Common Share purchase warrant (“Warrant”) of Acasti.  Each Warrant entitles the holder to purchase one Class A share at an exercise price of $1.60, subject to adjustment, at any time until December 3, 2018. The Class A shares and Warrants are equity-classified for accounting purposes.  The proceeds were allocated to Share Capital.  Total issue costs related to this transaction amounted to $82,395 and were recognized as a reduction to share capital.

(d)	Warrants:

The warrants of the Corporation are composed of the following as at May 31, 2014 and February 28, 2014:

		May 31, 2014		February 28, 2014

	Number outstanding	Amount	Number outstanding	Amount

Liability
Series 8 Public offering warrants 2014 (b)	18,400,000	$6,546,987	18,400,000	$11,181,475
	18,400,000	6,546,987	18,400,000	11,181,475

Equity
Private placement warrants
Series 9 Private placement warrants 2014 (c)	1,616,542	–	1,616,542	–
Series 6 warrants	375,000	306,288	375,000	306,288
Series 7 warrants	375,000	100,399	375,000	100,399
	2,366,542	$406,687	2,366,542	$406,687

-	Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

-
Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.  Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).  The Corporation recognized an expense of nil for this grant for the periods ended May 31, 2014 and 2013.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

5.      Share-based payment:

At May 31, 2014 the Corporation has the following share-based payment arrangements:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants of the Corporation. The exercise price of the stock options granted under the plan is not lower than the closing price of the Acasti Class A shares listed on the TSX Venture Exchange on the eve of the grant.  The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than ten years or any shorter period as specified by the Board of Directors, according to the provisions of the plan.  The Corporation’s stock option plan allows the Corporation to issue a number of stock options not in excess of 10% of the number of Acasti Class A shares issued and outstanding from time to time.  The total number of stock options issuable to a single person cannot exceed amongst other 5% of the Corporation’s total issued and outstanding Acasti Class A shares at the time of the grant, with the maximum being 2% for any one consultant.  Every stock option granted under the plan must provide for a vesting period of no less than 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis.

The number and weighted average exercise prices of share options are as follows:

		Three-month period ended May 31, 2014		Three-month period ended May 31, 2013

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Outstanding at beginning of period	$1.57	4,911,000	$1.55	5,216,250
Granted	1.50	10,000	2.27	115,000
Exercised	0.25	(200,000)	0.25	(13,750)
Forfeited	2.75	(6,250)	2.48	(25,000)
Outstanding at end of period	$1.63	4,714,750	$1.57	5,295,500

Exercisable at end of period	1.55	3,734,500	$1.33	2,984,498

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month periods ended:

	May 31, 2014	May 31, 2013

Exercise price	$1.50	$2.27
Share price	$1.07	$2.21
Dividend	–	–
Risk-free interest	1.14%	1.04%
Estimated life	2.51 years	2.93 years
Expected volatility	56.67%	81.11%

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

5.      Share-based payment (continued):

(a)	Corporation stock option plan (continued):

The weighted average of the fair value of the options granted to employees during the period is $0.27 (2013 - $1.13).  No options were granted to non-employees.

The weighted average share price at the date of exercise for options exercised during the period was $0.94 (2013 - $2.43).

At May 31, 2014, the Corporation recognized stock-based compensation under this plan in the amount of $195,689 (2013 - $163,865).

(b)	Corporation equity incentive plan:

In May 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of the Corporation which was subject to the approval of the Toronto Stock Exchange and the shareholders of Acasti. The plan was subsequently approved by the Toronto Stock Exchange and the shareholders’ approval was obtained on June 27, 2013.  The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, the Corporation granted to board members, executive officers, employees and consultants a total of 1,060,000 Restrictive Share Units (the “APO RSUs”) under the Corporation Equity Incentive Plan. APO RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest upon achievement of the performance objectives identified by the Corporation.  Performance objectives are based in part on the Corporation’s specific and global goals, but also on each holder’s individual performance.  The fair value of the APO RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.  No APO RSUs were granted during the three-month period ended May 31, 2014.

Activities within the plan are detailed as follows:

	May 31, 2014	May 31, 2013

	Number of RSU	Number of RSU

Outstanding at beginning and end of period	775,001	‒

At May 31, 2014, the Corporation recognized stock-based compensation under this plan in the amount of $211,775 (nil in 2013).

(c)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of administrators, officers, employees, and consultants that provide services to its consolidated group, including the Corporation.  The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i)	Neptune stock options:

At May 31, 2014, the Corporation recognized stock-based compensation related to the Neptune plans in the amount of $14,099 (2013 - $176,602)

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

5.      Share-based payment (continued):

(c)	Neptune stock-based compensation plan:

(ii)	Neptune equity incentive plan:

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants of Neptune which was subject to the approval of the Toronto Stock Exchange and the shareholders of Neptune.  The plan was subsequently approved by the Toronto Stock Exchange and the shareholders’ approval was obtained on June 27, 2013. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, Neptune granted to board members, executive officers, employees and consultants a total of 1,191,000 Restrictive Share Units (‘’RSUs’’) under the Neptune equity incentive plan. Neptune RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by Neptune. Performance objectives are based in part on Neptune’s specific and global goals, but also on each holder’s individual performance. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.  No RSUs were granted during the three-month period ended May 31, 2014.

At May 31, 2014, the Corporation recognized stock-based compensation related to this plan in the amount of $193,685 (nil in 2013).

(iii)	Neptune-owned NeuroBioPharm Inc. warrants:

At May 31, 2014, the Corporation recognized stock-based compensation related to this plan in the amount of $90 (2013 - $1,069).

(iv)	Neptune-owned Acasti warrants:

At May 31, 2014, the Corporation recognized stock-based compensation related to this plan in the amount of nil (2013 - $1,471).

(v)	Neptune-owned NeuroBioPharm Inc. call-options:

At May 31, 2014, the Corporation recognized stock-based compensation related to this plan in the amount of $173 (2013 - $324).

(vi)	Neptune-owned Acasti call-options:

At May 31, 2014, the Corporation recognized stock-based compensation related to this plan in the amount of $73,092 (2013 - $197,599).

(d)	NeuroBioPharm Inc. Share Bonus plan:

In May 2013, the Board of Directors approved an equity incentive plan for group employees, directors and consultants of NeuroBioPharm Inc. which was subject to the approval of the Toronto Stock Exchange and the shareholders of NeuroBioPharm.  The plan was subsequently approved by the Toronto Stock Exchange and the shareholders’ approval was obtained on June 27, 2013  The plan provides for the issuance of share bonus awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

On June 27, 2013, NeuroBioPharm Inc. granted a total of 832,000 Share Bonus Awards under the NeuroBioPharm Share Bonus Plan (“SBAs”) to group employees.  NeuroBioPharm SBAs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest only upon achievement of the performance objectives identified by NeuroBioPharm. Performance objectives are based in part on the NeuroBioPharm’s specific and global goals, but also on each holder’s individual performance.  The fair value of the SBAs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.  No SBAs were granted during the three-month period ended May 31, 2014.

At May 31, 2014, the Corporation recognized stock-based compensation related to this plan in the amount of $5,209 (nil in 2013).

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

6.      Commitments and contingencies:

License agreement:

The Corporation was initially committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation’s gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties, if any.  The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties were to be equal to half of those calculated according to the above formula. In addition, the License Agreement provided for minimum royalty payments notwithstanding the above of: year 1 ‐ nil; year 2 ‐ $50,000; year 3 ‐ $200,000; year 4 ‐ $225,000 (initially $300,000, but reduced to $225,000 following Acasti’s abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 ‐ $700,000; and year 6 and thereafter - $750,000. Minimum royalties are based on contract years based on the effective date of the License Agreement, August 7, 2008.

On December 4, 2012, the Corporation announced that it entered into a Prepayment Agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license.

The prepayment and the issuance of the shares to Neptune were approved by the disinterested shareholders of the Corporation at the annual meeting of shareholders of the Corporation held on June 27, 2013 and subsequently by the TSX.

On July 12, 2013, the Corporation issued 6,750,000 Class A shares, at a price of $2.30 per share to Neptune.

The transaction was recorded upon the issuance of class A shares.  The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement (adjusted to reflect the royalties of $395,068 accrued from December 4, 2012, the date at which the Corporation entered into the prepayment agreement to July 12, 2013, the date of issuance of the shares) totalling $15,129,932, was recognized as an intangible asset.  The shares issued as a result of this transaction corresponded to an increase in share capital of $15,525,000, net of $29,000 of share issue costs.  The Corporation no longer has royalty payment commitment under the License Agreement.

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $9,460,300, of which an amount of $4,029,600 has been paid to date.  As at May 31, 2014, an amount of $612,000 is included in ''Trade and other payables'' in relation to these projects.

Contingencies:

On 29 May 2014, Neptune and its subsidiaries, including the Corporation, were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of Neptune and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500,000 and the issuance of shares and call options in his name. Neptune and its subsidiaries believe the claim as formulated without merit or cause.  Neptune and its subsidiaries will vigorously defend the lawsuit and take any steps necessary to protect themselves. No trial date has been set. As of the date of these financial statements, no agreement has been reached and an estimate of its financial effect cannot be made.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended May 31, 2014 and 2013

7.      Related parties:

(a)	Administrative and research and development expenses:

During the three-month periods ended May 31, 2014 and 2013, the Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	May 31,	May 31,
	2014	2013

Administrative costs	$404,441	$224,958
Research and development costs, before tax credits	100,451	150,163
Royalties (note 6)	–	176,438
	$504,892	$551,559

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

(b)    Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

(c)	Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month periods ended May 31, 2014 and 2013:

	May 31,	May 31,
	2014	2013

Short-term employee benefits	$212,254	$140,167
Share-based compensation costs	668,270	392,768
	$880,524	$532,935

8.      Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

The majority of the Corporation’s assets are located in Canada.

The Corporation’s sales are attributed based on the customer’s area of residence.  All of the sales were made to the United States.

9.      Subsequent event:

On June 16, 2014, the Corporation announced the resignation of Mr. Xavier Harland as Chief Financial Officer of Acasti.